UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            USLIFE Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    917324105
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917324105
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Ernest Horejsi Trust No. 1B

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only

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4.       Source of Funds (See Instructions)          WC  OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.       Citizenship or Place of Organization                 Kansas

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Number of                  7.       Sole Voting Power         376,800
Shares Bene-
ficially                   8.       Shares Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    376,800
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         376,800
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.      Percent of Class Represented by Amount in Row (11)
         6.68%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         OO

CUSIP No. 917324105
--------------------------------------------------------------------------------


1.       Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)          Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power             0
Shares Bene-
ficially                   8.       Shares Voting Power           0
Owned by Each
Reporting                  9.       Sole Dispositive Power        0
Person With
                           10.      Shared Dispositive Power      0
            --------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN

                  Amendment No. 1 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.  Source and Amount of Funds or Other Consideration.

         No change except for the addition of the following:

         The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $539,621.35. Such funds were provided by the Trust's cash on hand and from intertrust advances from the Lola Brown Trust No. 1B. Such advances bear interest at short term applicable federal rates and are due monthly.


Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

         The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

         As previously reported in this statement, in July 1999 the Trust submitted a shareholder proposal to the Company recommending that the Company's board of directors terminate the investment advisory agreement between the Company and Variable Annuity Life Insurance Company and solicit competitive proposals for a new investment advisor who would invest the Company's assets in equity securities as well as fixed income securities. The Company has opposed the Trust's efforts to have the shareholder proposal submitted to the Company's shareholders and has sought the concurrence of the staff of the Securities and Exchange Commission that the Company can omit the Trust's proposal. The Trust has not been notified as to whether the staff of the Securities and Exchange Commission has made a decision on the Company's request.

         However, as a result of the Company's response to the Trust's proposal, the Trust has determined to solicit proxies in connection with the Company's 1999 annual meeting of shareholders with respect to election of the four directors being elected at such meeting. Because the Company has a classified Board, the Trust, if successful, would only be able to elect four of the twelve directors of the Company. The Trust will also solicit proxies in support of a proposal that the Company's board of directors consider changing the Company's investment policy so as to invest in equity securities in addition to fixed income securities.

         As previously indicated in this statement, the Reporting Persons may seek control of the Company. The Trust currently intends to increase its ownership of Shares until it is able to influence the Company to implement the change in investment policy.

         As previously indicated in this statement, the Reporting Persons believe that implementation of the change in investment policy is likely to significantly reduce the Company's dividends because equity securities typically pay smaller dividends than fixed income securities. In addition, the Reporting Persons believe that implementation of the change in investment policy would likely increase the volatility of the price of the Shares. However, the Reporting Persons believe that total after tax returns of a fund that invests in equity securities in addition to fixed income securities is likely to be greater than a fund, like the Company, that invests solely in fixed income securities. The Reporting Persons believe that, during the period in which a change in investment policy is being debated and implemented, the Shares' discount to net asset value may increase significantly. Finally, the Reporting Persons believe that implementation of a change in the Company's investment strategy to include equity securities in addition to fixed income securities may take some period of time.


Item 5.  Interest in Securities of the Issuer.

         No change except for the addition of the following:

(a) The Trust is the direct beneficial owner of 376,800 Shares, or approximately 6.68% of the 5,643,768 Shares outstanding as of October 6, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

         (c) The table below sets forth purchases of the Shares by the Trust since July 23, 1999. Such purchases were effected by the Trust on the New York Stock Exchange.

                                                               Approximate Price
           Date                     Amount of Shares                Per Share
                                                      (exclusive of commissions)

          8/6/99                           5,000                         $9.4375
          8/9/99                           5,000                         $9.4375
          8/10/99                          6,000                         $9.4375
          8/10/99                          2,000                          $9.375
          8/12/99                          2,000                          $9.375
          8/16/99                          2,000                         $9.4375
          8/16/99                          6,900                           $9.50
          9/16/99                          2,000                           $9.25
          9/16/99                          3,000                         $9.3125
          9/20/99                          2,000                           $9.25
          9/21/99                            800                           $9.25
          9/22/99                            400                           $9.25
          9/23/99                          1,100                           $9.25
          9/24/99                            100                           $9.25
          9/27/99                          2,300                           $9.25
          9/28/99                            700                           $9.25
          9/29/99                          1,300                           $9.25
          9/30/99                          2,000                           $9.25
          10/1/99                          7,500                           $9.25
          10/4/99                          2,400                         $9.1875
          10/5/99                          1,700                         $9.1875
          10/6/99                          1,200                         $9.1875
          10/7/99                            300                         $9.1875

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 1999


                                           /s/ Stewart R. Horejsi
                                           Stewart R. Horejsi



                                           /s/ Stephen C. Miller
                                           Stephen C. Miller, as
                                           Vice President of Badlands
                                           Trust  Company,  trustee of the
                                           Ernest Horejsi Trust No. 1B